UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number 001-41681

WANG & LEE GROUP, INC.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Changes in Registrant’s Certifying Accountant.

(a) Release of Independent Registered Public Accounting Firm

On December 15, 2023, the audit committee (the “Audit Committee”) of the board of directors of Wang & Lee Group, Inc. (the “Company”) resolved to dismiss WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm, effective December 15, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding the release, WWC has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that there were material weaknesses identified related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

The Company has provided WWC with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). WWC has provided a letter to us, dated December 21, 2023 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) New independent registered public accounting firm

On December 15, 2023, the Audit Committee approved the engagement of AOGB CPA Limited (“AGOB”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023. The decision to engage AGOB as the Company’s independent registered public accounting firm was approved by the Audit Committee.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with AGOB regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by AGOB, in either case where written or oral advice provided by AGOB would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of WWC, P.C. dated December 21, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Ljung Ho
	Title:	Chief Executive Officer

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